UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

www.pwc.com.br

PagSeguro and its
subsidiaries
Consolidated financial
statements at December 31, 2020
and independent auditor's report

PagSeguro Digital Ltd.

Consolidated financial statements

As of December 31, 2020 and 2019

Independent auditor's report

To the Board of Directors and Stockholders
PagSeguro Digital Ltd.

Opinion

We have audited the accompanying consolidated financial statements of PagSeguro Digital Ltd. (the "Company") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PagSeguro Digital Ltd. and its subsidiaries as at December 31, 2020, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PagSeguro Digital Ltd. and its subsidiaries

Why it is a Key Audit Matter	How the matter was addressed in the audit

Revenue recognition

As described in Note 22 to the consolidated financial statements, the Company recorded during the year ended December 31, 2020 revenue from transaction activities and other services and financial income in the amount of R$ 4,508,719 thousand and R$ 2,177,360 thousand, respectively. Revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to the anticipation of payments made to merchants.

The revenue recognition process is complex given the high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose. Additionally, there is as significant information technology dependence for the revenue business process, which is relevant considering the context described above.

Considering the high dependency of the information technology systems in the revenue process, the evaluation of these systems required special audit consideration. Additionally, given the high volume and low amount of the transactions, there is a significant effort during the audit in performing the procedures related to the revenue transactions and to validate the applicable disclosures. Due to these matters this was a focus area in our audit.

Our audit procedures included, among others:

(a)    Testing the effectiveness of controls relating to revenue recognition process, including controls of information technology general controls (ITGs) related to the revenue process.

(b)    Testing the reconciliation of the data extracted from the systems with the general ledger.

(c)    Testing the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also inspecting if the percentages applied were in accordance with the applicable agreements.

(d)    Performing, on a sample basis, detailed tests on selected revenue transactions, including cash collection inspection.

(e)    Review the adequacy of the revenue disclosed in the Notes to the consolidated financial statements.

As a result of the audit procedures, we understand that the internal controls and the information technology implemented by management provides reasonable basis for the revenue recognition. Additionally, we understand that the revenue recorded by the Company are supported and consistent with the disclosures include in the consolidated financial statements.

PagSeguro Digital Ltd. and its subsidiaries

Why it is a Key Audit Matter	How the matter was addressed in the audit

Tax contingency

As described in Notes 3 and 18 to the consolidated financial statements, the Company and its subsidiary are party on tax lawsuits and risks which are related to the normal course for the business. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions. The Company and its subsidiaries recorded provision for contingency in the amount of R$ 28,804 thousand at December 31, 2020 and disclosed the amount of R$ 165,862 thousand as tax contingencies which are considered as possible likelihood of loss by management, at December 31, 2020.

Considering the complex tax environment, the magnitude of the amounts and management critical judgment involved on the risk assessment for the recognition or not, and the disclosure, of the tax provision, inconsistencies or inappropriate management assumptions could lead to a material impact in the financial statements.

Considering these aspects, the evaluation, measurement and disclosures of the tax contingencies were a focus area in our audit.

Our audit procedures included, among others:

(a)    Testing the effectiveness of controls relating to management's evaluation of pending tax matters, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated and the adequacy of the financial statement disclosures.

(b)    Inquiry with management and with those in charge for the governance to discuss and evaluate, when applicable, the conclusions reached by management on the most relevant tax lawsuits and risks.

(c)    Obtaining and evaluating letters of audit inquiry with internal and external legal counsel, which included legal opinions and technical memorandum from management, when applicable, also reviewing the likelihood of loss determined by management.

(d)    With the assistance of our tax specialists, evaluation of the judgment and main aspects considered by management in the assessment of the likelihood of loss for the material tax matters, including external legal opinions when applicable

(e)    Review the adequacy of the tax contingences disclosed in the Notes to the financial statements.

We considered that the criteria and assumptions taken by management for determining the tax contingencies risk assessment, as well as the disclosures made in the notes to the consolidated financial statements are consistent with the supporting evidence obtained related to the applicable tax lawsuits and other tax risks.

Other matters
The financial statements of the Company for the year ended December 31, 2019, were audited by another firm of auditors whose report, dated February 26, 2020, expressed an unmodified opinion on those statements.

Other information accompanying the consolidated financial statements and the auditor's report
The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

PagSeguro Digital Ltd. and its subsidiaries
In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

PagSeguro Digital Ltd. and its subsidiaries
•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 23, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Novaes de Queiroz
Contador CRC 1DF012332/O-2

PagSeguro Digital Ltd.

Consolidated balance sheets
As of December 31, 2020 and 2019
(All amounts in thousands of reais)

	Note	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	6	1,640,065	1,403,955
Financial investments	7	979,837	1,349,666
Accounts receivable	8	16,042,970	10,477,179
Inventories		30,429	61,936
Taxes recoverable	9	388,975	171,561
Other receivables		164,805	84,099
Total current assets		19,247,081	13,548,396

Non-current assets
Judicial deposits		7,449	5,651
Accounts receivable	8	33,570	29,943
Deferred income tax and social contribution	19	83,296	—
Prepaid expenses LP		10,293	7,215
Investment		16,400	1,500
Property and equipment	12	1,802,613	399,990
Intangible assets	13	1,123,620	589,553
Total non-current assets		3,077,241	1,033,852

Total assets		22,324,322	14,582,248

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated balance sheets
As of December 31, 2020 and 2019
(All amounts in thousands of reais)

	Note	December 31, 2020	December 31, 2019
Liabilities and equity
Current Liabilities
Payables to third parties	14	10,101,510	5,326,290
Trade payables		335,539	256,281
Payables to related parties	10	58,336	22,187
Deposits	15	571,996	-
Salaries and social security charges	16	175,198	106,812
Taxes and contributions	17	26,042	124,004
Provision for contingencies	18	17,063	11,849
Deferred revenue	2.14	186,219	42,525
Other liabilities		102,572	3,115
Total current liabilities		11,574,475	5,893,063

Non-current liabilities
Deferred income tax and social contribution	19	1,132,595	630,950
Deposits	15	194,090	-
Provision for contingencies	18	11,741	-
Deferred revenue	2.14	27,336	26,025
Other liabilities		56,626	17,262
Total non-current liabilities		1,422,388	674,237

Total liabilities		12,996,863	6,567,300

Equity
Share capital	20	26	26
Capital reserve	20	5,784,288	5,781,503
Other comprehensive income	20	491	(190)
Equity valuation adjustments	20	(22,372)	(22,372)
Retained earnings	20	3,566,522	2,274,864
Treasury shares	20	(13,609)	(41,267)
		9,315,346	7,992,564

Non-controlling interests		12,113	22,384

Total equity		9,327,459	8,014,948

Total liabilities and equity		22,324,322	14,582,248

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income
Year ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2020	2019	2018

Revenue from transaction activities and other services	22	4,508,719	3,376,068	2,267,103
Revenue from sales	22	—	174,226	374,612
Financial income	22	2,177,360	2,030,511	1,414,532
Other financial income	22	128,594	126,404	278,445

Total revenue and income		6,814,673	5,707,209	4,334,692

Cost of sales and services	23	(3,772,298)	(2,762,087)	(2,144,699)
Selling expenses	23	(617,463)	(565,170)	(351,439)
Administrative expenses	23	(563,893)	(427,366)	(581,668)
Financial expenses	23	(109,232)	(38,138)	(31,209)
Other income (expenses), net	23	22,904	(1,909)	(8,054)

Profit before income taxes		1,774,691	1,912,539	1,217,623

Current income tax and social contribution	19	(62,840)	(24,471)	(180,884)

Deferred income tax and social contribution	19	(419,551)	(521,043)	(126,331)

Income tax and social contribution		(482,391)	(545,514)	(307,215)

Net income for the year		1,292,300	1,367,025	910,408

Attributable to:
Equity holders of the parent		1,291,658	1,365,597	909,267
Non-controlling interests		642	1,428	1,141

Basic earnings per common share - R$	21	3.9225	4.1613	2.8625
Diluted earnings per common share - R$	21	3.9163	4.1475	2.8582

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of other comprehensive income
Years ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais)

	For the year ended December 31,
	2020	2019	2018

Net income for the year	1,292,300	1,367,025	910,408
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	959	(425)	208
Loss on investments designated at fair value through OCI	(421)	(42)	—
Income tax and social contribution	143	14	—

Other comprehensive income for the period	1,292,981	1,366,572	910,616

Attributable to
Equity holders of the parent	1,292,339	1,365,144	909,475
Non-controlling interests	642	1,428	1,141
Net income for the year	1,292,981	1,366,572	910,616

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity
Years ended December 31 2020, 2019 and 2018
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

At December 31, 2017		524,577	—	—	—	—	—	55	866,895	3,496	870,391
Conversion of profit reserve to common shares	20	(524,556)	—	866,819	—	—		—
Net income for the period	20	—	—	—	—	909,267	—	—	909,267	1,141	910,408
Currency translation adjustment	20	—	—	—	—	—		208	208	—	208
Non-controlling acquisition	20	—	—	—	—	—	(7,588)	—	(7,588)	19,169	11,581
Issuance of common shares in IPO, net of offering costs	20	5	—	4,522,278	—	—	—	—	4,522,283	—	4,522,283
Shares issued - Share based long term incentive plan (LTIP)	20	—	—	258,166	(258,166)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	299,037	—	—	—	299,037	—	299,037
Acquisition of treasury shares	20	—	(39,532)	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the period	20	—	—	—	—	1,365,597	—	—	1,365,597	1,428	1,367,025
Currency translation adjustment	20	—	—	—	—	—	—	(425)	(425)	—	(425)
Loss on financial assets through other comprehensive income	20	—	—	—	—	—	—	(28)	(28)	—	(28)
Non-controlling acquisition	20	—	—	—	—	—	(14,784)	—	(14,784)	(2,850)	(17,634)
Shares issued	20	—	—	38,992	(38,992)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	93,369	—	—	—	93,369	—	93,369
Acquisition of treasury shares	20	—	(1,735)	—	—	—	—	—	(1,735)	—	(1,735)
									—
At December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the period	20	—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment	20	—	—	—	—	—	—	959	959	—	959
Loss on financial assets through other comprehensive income	20	—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling	20	—	—	—	—	—	—	—	—	(10,913)	(10,913)
Shares issued	20	—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	75,218	—	—	—	75,218	—	75,218
Acquisition of treasury shares	20	—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)
Distribution of LTIP with treasury shares	20	—	72,433	—	(72,433)	—	—	—	—	—	—

At December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

PagSeguro Digital Ltd.

Consolidated statements of changes in equity
Years ended December 31 2020, 2019 and 2018
(All amounts in thousands of reais)

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows
Years ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais)

	For the year ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,774,691	1,912,539	1,217,623
Expenses (revenues) not affecting cash:
Depreciation and amortization	376,335	128,348	95,363
Chargebacks	288,309	200,633	71,491
Accrual of provision for contingencies	6,409	8,227	3,745
Reversal of taxes and contributions	(84,294)	—	—
Share based long term incentive plan (LTIP)	122,870	93,369	264,179
Other financial cost, net	18,503	(105,366)	20,071
Changes in operating assets and liabilities
Accounts receivable	(5,586,919)	(3,125,537)	(5,048,464)
Financial investments (mandatory guarantee)	43,229	(161,426)	—
Inventories	31,602	14,216	(47,012)
Taxes recoverable	(206,221)	(22,386)	(22,936)
Other receivables	(78,745)	(68,008)	773
Deferred revenue	145,005	68,550	—
Other liabilities	67,668	(7,923)	(7,330)
Payables to third parties	4,173,264	1,002,092	1,243,629
Trade payables	72,328	89,962	72,579
Receivables from (payables to) related parties	38,250	(8,610)	112,790
Deposits	758,003	—	—
Salaries and social charges	7,605	32,866	39,312
Taxes and contributions	(34,438)	(1,475)	31,764
Provision for contingencies	(1,127)	(4,822)	(1,792)
	1,932,327	45,249	(1,954,212)
Income tax and social contribution paid	(46,384)	(88,184)	(203,631)
Interest income received	266,719	522,542	394,643
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,152,662	479,607	(1,763,200)

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(345,603)	(17,739)	(1,813)
Purchases of property and equipment	(1,522,769)	(328,326)	(61,560)
Purchases and development of intangible assets	(523,785)	(365,068)	(192,048)
Acquisition of financial investments	—	(1,109,619)	—
Redemption of financial investments	530,667	—	211,116
NET CASH USED IN INVESTING ACTIVITIES	(1,861,489)	(1,820,752)	(44,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from offering of shares	—	—	4,717,875
Transaction costs	—	—	(189,852)
Acquisition of treasury shares	(44,774)	(1,735)	(39,532)
Transaction with non-controlling interest	—	(15,992)	(5,389)
Capital increase by non-controlling shareholders	(10,289)	(223)	20,686

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(55,063)	(17,950)	4,503,788
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	236,110	(1,359,095)	2,696,283
Cash and cash equivalents at the beginning of the period	1,403,955	2,763,050	66,767
Cash and cash equivalents at the end of the period	1,640,065	1,403,955	2,763,050
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

1.    General information

PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to together with its subsidiaries as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. "BancoSeguro" in February 2019), through BS Holding Financeira Ltd. ("BS Holding"), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Brazil acquired 10% of the share capital of Netpos Serviços de Informática S.A. ("NETPOS"). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Brazil does not have control of NETPOS operation, based on IFRS 3. NETPOS is not consolidated in these financial statements.

On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").

On December 30, 2020, Pag Bank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. ("BoletoFlex"). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021 and on December 31, 2020 this amount was recognized in other liabilities. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Ltda. ("Boa Compra"), BCPS Online Services LDA. ("BCPS"), R2TECH Informática S.A. ("R2TECH"), BIVACO Holding S.A. ("BIVA"), Biva Securitizadora de Créditos Financeiras S.A. ("Biva Sec"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), Tilix Digital S.A. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ") RegistraSeguro S.A. ("RegistraSeguro"), CDS Correspondente Bancário LTDA. ("CDS"), Zygo Serviços de Tecnologia S.A.("ZYGO") and Wirecard Brazil S.A ("MOIP").

These consolidated financial statements include BS Holding and its subsidiary BancoSeguro, PagSeguro Brazil and its subsidiaries and PagSeg and its subsidiaries.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

1.1.    Initial Public Offering ("IPO") and Follow-on public offering

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering ("IPO"). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering.

1.2     COVID-19

We have observed that the main impact of the COVID-19 pandemic in our total purchase volume (TPV) has occurred between late March and June 2020, as most of the Brazilian cities were under social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt online sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil.

Since early July 2020, most of the cities in Brazil, started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants and bars, among other non-essential and in-store businesses.

In addition, we observed a change in the mix of processed debit and credit card payments containing a higher percentage of debit card payments and, within the processed credit card payments, a lower percentage of credit card transactions made in installments in the year ended on December 31, 2020 compared to the year ended on December 31, 2019. This trend is explained by consumer behavior since the beginning of the pandemic, reflecting (i) a slowdown in consumption and transactional activities made in installments, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), (ii) personal credit cards limits contraction and (ii) the prevalence of the "coronavoucher," representing financial assistance from the Brazilian government for economically vulnerable people, providing them with cash for debit card payments.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

1.2     COVID-19 (continued)

In response to COVID-19 we have already taken the following actions, among others:

•The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering electronic payment adoption, reaching 7.0 million active merchants and 7.9 million PagBank active users;
•Acquisition of MOIP which has an innovative and experienced team that has built powerful online payment solutions with more than 400 thousand merchants, including e-commerce, marketplaces, and virtual store platforms. In addition, their online solutions are available through application programming interfaces (APIs) and are integrated into more than 40 different virtual store platform systems (e-commerce).
•Our employees are our number one priority. Almost 100% of our workforce is still working from home;
•Initiatives to support our merchants: (i) promotion of online and alternative payment methods: Link of Payments, Online Check out,  NFC transactions, and QR Code, (ii) food delivery service PedeFácil, (iii) virtual shopping Zap Commerce, (iv)  partnership with Brazilian Post Offices Envio Fácil; (v) virtual QR Code and card for using corona voucher payment (social subsidy paid by the Brazilian government that can be used through PagBank accounts) (vi) 10% QR Code cash back, (vii) cash back for COVID-19 related programs, including corona vouchers and Bolsa Merenda (Brazilian social security benefits for underprivileged students) in the State of Minas Gerais using free PagBank digital accounts, and (viii) unlimited wire transfers;
•Community matters to us: (i) donating thousands of masks to public hospitals located in the most vulnerable regions of São Paulo, (ii) donating thousands of kits containing basic food in the hardest time of COVID-19 and another thousands of kits containing meals before Christmas, (iii) promoting online concerts with donations of cash, food, and health items to UNICEF Brasil, (iv) helping the most vulnerable families in Brazil.

We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. We also still accompanying the evolution of the Brazilian economy and reassess, when necessary, the provisions for loss allowance for expected credit losses.

Additionally, we have a solid position in terms of cash, liquidity and working capital levels and in the twelve-month period ended December 31, 2020, we have not faced any impairment of our assets because of COVID-19.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1.    Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

These consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 2020, were authorized for issuance by PagSeguro Digital's Board of Directors on February 19, 2021.

2.2.    Basis of consolidation

PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and can affect those returns through its power over the investee's relevant activities.

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.3.    Foreign currencies

i)Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency sport rates of exchange at the reporting date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

ii)     Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

2.4.    Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.    Financial instruments - initial recognition and subsequent measurement

i)     Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("OCI"), and fair value through profit or loss. The classification depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).

Financial assets include cash and cash equivalents, financial investments, accounts receivable, judicial deposits and other receivables.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Financial assets at amortized cost

Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

The Group's financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, investments, and other receivables.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group's debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•The rights to receive cash flows from the asset expire; or

•PagSeguro Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a "pass-through" arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group's continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii)     Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-
month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 25.

For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group's debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.

iii)     Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities include payables to third parties, payables to related parties, trade payables and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Financial liabilities at amortized cost

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in "Financial expenses" in the statement of income.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

iv)     Financial instruments - offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

v)     Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm's length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

vi)     Current versus non-current classification

The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

2.6.    Accounts receivable

Accounts receivable include mainly the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations.

Based on PagSeguro Brazil's risk assessment, the expected credit loss is not material since the accounts receivable is mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable (note 25).

For debit and credit cards receivables from our clients, the credit risk is low based on historical credit losses and is updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody's.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Accounts receivable are initially recorded at the present value of expected future cash flows. The accounts receivable from installment transactions are recorded at the estimated present value of future cash flows based on the contractual terms of the transaction.

PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

2.7.    Inventories

Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost.

2.8.    Property and equipment

Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

The assets' residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years

During 2020, the Company reviewed the estimated useful lives of these assets and no significant change was identified.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within "Other (expenses) income, net" in the statement of income when an asset is derecognized.

An asset's carrying amount is immediately written down to its recoverable amount when the asset's carrying amount is greater than its estimated recoverable amount. See note 2.10.

2.9.    Intangible assets

Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.

Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. In 2019 the useful life of software's developed was changed from three years to five years from the date that technological feasibility is met. This change was based on the following assumptions: i) business strategy, ii) history of use of goods/technology, iii) guarantee of suppliers, iv) technical quality of assets and v) preventive maintenance.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.10.    Impairment of non-financial assets

The PagSeguro Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset's or CGU's recoverable amount. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.

2.11.    Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes a liability for the transaction amount, net of the transaction cost that will be made available to the merchant on its PagSeguro account. The payables to third parties from installment transactions are estimated based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.12. Deposits

The PagSeguro Group has sell-buy back transactions (sales of financial assets with future repurchase agreement). Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.

2.13.    Provisions

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements. PagSeguro Group is a party to legal and administrative proceedings.

Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.14.    Revenue and income

Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group's activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Group's revenue from contract with customers substantially comprises:

•Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.

•Revenue from sales (recognized until August 30, 2019): Revenue from sales of POS devices and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment ("POS devices") to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned. Revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment at the customer's location.

•Revenue from membership fee: Beginning on September 1st, 2019, the Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients' internal metrics and recognized in deferred revenues.

•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.15.    Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:

•When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and

•On temporary tax differences related to investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:

•When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

•On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed, at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 20% for social contribution.

Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.16.    Employee benefits - Profit sharing

PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.17.    Business combination and goodwill

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances, and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest's proportionate share of the fair value of the acquired businesses' identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.

Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.

2.18.    Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the PagSeguro Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.19.    Share-based payments (LTIP and LTIP Goals)

Members of the Company's management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL's LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan, employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

That cost is recognized in personnel expenses (Note 23), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

The LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company's board of directors, and last amended by the Company's board of directors on January 19, 2021. Beneficiaries under the LTIP-Goals plan are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company's corporate results-sharing plan for any given year. If any portion of an award is payable in cash, the relevant amount in Brazilian Reais was determined on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.20.    New accounting standards not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of our consolidated financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure. Once effective as from January 1, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group does not expect the new standard to materially impact its results of operations.

2.21.    New accounting standards adopted in 2020.

The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2020 are consistent with those adopted for the year ended December 31, 2019, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2020, as described below.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants can replace any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Amendments to IAS 1: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify: That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and the meaning of ‘primary users of general purpose financial statements' to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors' that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and did not have a material impact on our consolidated financial statements and disclosures.

IFRS 16 – Leases

This standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 - "Leases" and related interpretations. Management has performed an assessment and did not identify any material impacts in the implementation. In January 2020, PagSeguro entered into a lease agreement and recorded in their financial statements, the office (right-of-use) in the amount of R$79,718, which was calculated considering the discount rate of 2.15% per year. Consequently, in December 2020, PagSeguro have a liability in other liabilities (R$12,833 as current other liabilities and R$59,223 as non-current other liabilities) and an asset in property and equipment.

Additionally, recognized R$12,239 in administrative expenses (depreciation), R$699 in financial expenses in the twelve-month period ended December 31, 2020 and also amortized R$11,490 as the payment of the liability related to the leasing contract.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

3.Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:

3.1.    Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

The amortization of software usage rights is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group.

3.2.    Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

3.3.    Provision for contingencies

PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.

3.4.    Measurement of loss allowance for expected credit losses

For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.
For loans and credit cards receivable with our clients, the provision rates are based on days past due and internal credit rating (i.e. the capacity and historical payments linked to the Client). The provision is initially based on the Group's historical observed default rates. PagSeguro periodically reassesses the premises to adjust the historical credit loss experience with prospective information every year. Therefore, if any external factor, as a representative fall-off in forecast economic indicators and unstable economic scenario indicates an increase in number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the future estimates are analyzed and adjusted.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

3.5.    Business combinations

Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.
For each acquisition, management's judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital ("WACC") and estimation of inflation during the identification of intangible assets with indefinite live, mainly, goodwill and developed software's, as described in Note 11.
4.    Consolidation of subsidiaries

At December 31, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	20,089,735	11,716,120	8,373,615	1,238,345	99.99	Direct
BS Holding	488,173	—	488,173	54,658	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(82,694)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	29,751	99.99	Indirect
BCPS	2,410	476	1,934	(205)	99.50	Indirect
R2TECH	12,511	1,639	10,872	8,864	99.99	Indirect
BSEC	488,988	488,616	372	758	99.99	Indirect
BIVA	38,320	2,575	35,745	(193)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	1,903,304	100.00	Indirect
TILIX	8,361	979	7,382	(6,240)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	56,120	100.00	Indirect
Yamí	1,453	489	964	834	99.99	Indirect
Registra Seguro	5,000	—	5,000	(50)	99.99	Indirect
CDS	4,724	1,073	3,651	(1,430)	99.99	Indirect
Zygo	2,310	2,078	232	(1,652)	99.99	Indirect
Moip	741,689	560,536	181,153	9,207	100.00	Indirect

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

4.    Consolidation of subsidiaries (continued)

PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

◦Net+Phone: Until September 2019 the Company is mainly engaged in acquisition and selling POS devices and similar items, after that the Company is focused on exploration and provide services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services;

◦Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

◦BCPS: BCPS's main activity is to serve as Boa Compra's hub in Portugal and handles part of its account management.

◦R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% and the remaining 49.0% in February 2019, obtained 100% of the share capital of R2TECH. R2TECH's main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.

◦BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.

    In 2017, 2018 and 2019 PagSeguro Brazil made successive acquires of additional interests in BIVA concluding on April 1, 2019, PagSeguro acquire of additional interest of 22.65% of the issued shares of BIVA. This purchase increased PagSeguro Brazil's interest to 100% of BIVAs shares. BIVA has investments in the following subsidiaries:

▪ Biva Serviços Financeiros S.A ("Biva Serv"): whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;

▪ Biva Correspondente Bancário Ltda ("Biva cor"): whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.

◦Biva Sec: This Company was an invested of BIVA until October 31, 2019, in this date Pagseguro Brazil turn this investing directly. The company main objective is to acquire and securitize our credit solutions of PagSeguro Group, such as, loans and credit card operation.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

4.    Consolidation of subsidiaries (continued)

◦FIDC: FIDC is an investment fund which was formed on October 4, 2017, to finance the growth of PagSeguro Brazil's early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil ("Assignor"). PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

On March 29, 2018, third party investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020, third party withdraw their capital in the amount of R$ 10 million related to the senior quotas. Therefore, as of December 31, 2020, FIDC was composed by third party mezzanine quotes in the amount of R$ 10 million, which pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest.

On December 31, 2020, the share capital of FIDC is comprised of subordinated quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.

◦TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.

◦YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.

◦RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The Company provides financial services and software developments related to financial market.

◦CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Total consideration paid amount to R$2,379, which was settled in cash on the same date. We expect that this acquisition will allow PagSeguro to expand product and services offering (note 11).

◦Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Total consideration paid amount to R$8,000, which R$5,053 was settled in cash on the same date and the remaining portion of purchase price will be retained for eventual debt. We expect that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (continued)

◦MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of Wirecard Brasil S.A ("MOIP"). Total consideration paid amounted to R$358,609 which R$307,855 was settled in cash on the same date, and the remaining portion of purchase price will be paid later. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces. (note 11).

◦BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services, the main product of BancoSeguro are the deposits of our customers and provides banking solutions for our other Companies in the Group.

◦PagSeg Participações Ltda. ("PagSeg"): On July 15, 2020, PagSeguro Group constituted the Company, a holding company incorporated under PagSeguro Digital. whose main objective for the Company is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings

◦PagBank Participações Ltda. ("PagBank"): On October 22, 2020, PagSeguro Group constituted the Company, a holding company incorporated under PagSeg. whose main objective for the Company is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings
5.    Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group's strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.8%, 1.1% and 1% for the years 2020, 2019 and 2018, respectively.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

6.    Cash and cash equivalents

	December 31, 2020	December 31, 2019

Short-term bank deposits	415,388	470,073
Short-term investment	1,224,678	933,882
	1,640,065	1,403,955
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds ("LFTs") with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019).
7.    Financial investments
Consists of investments in Brazilian Treasury Bonds ("LFTs"), in the amount of R$ 979,837 on December 31, 2020 (2019 – R$1,349,666) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of December 31, 2020 totaled R$306 (R$278 in twelve-month period ended December 31, 2020).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

8.    Accounts receivable

	December 31, 2020					December 31, 2019
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total

Legal obligors
Itaú	774,445	2,100,129	627,463	—	3,502,037	727,224	2,217,111	593,858	—	3,538,193
Santander	448,592	2,043,676	—	—	2,492,268	283,348	986,777	—	—	1,270,125
Bradesco	1,759,911	294,631	—	409,384	2,463,926	987,984	163,725	—	242,862	1,394,571
Banco do Brasil	988,772	251,808	—	250,849	1,491,429	765,341	140,774	—	152,327	1,058,442
Nubank	—	1,421,074	—	—	1,421,074	—	594,529	—	—	594,529
Banco Carrefour	107,927	543,513	—	—	651,440	59,681	254,061	—	—	313,742
CEF	158,879	238,196	—	223,354	620,429	145,400	154,473	—	122,324	422,197
Porto Seguro	407,688	87,882	—	—	495,570	174,797	39,543	—	—	214,340
Other (iv)	702,021	1,213,335	—	98,074	2,013,430	388,746	650,854	—	73,677	1,113,276

Total card issuers(i)	5,348,235	8,194,244	627,463	981,661	15,151,603	3,532,521	5,201,847	593,858	591,190	9,919,416

Cielo – Elo	—	—	—	—	209,318	—	—	—	—	153,348
Getnet	—	—	—	—	56,799	—	—	—	—	—
Other acquirers	—	—	—	—	29,031	—	—	—	—	6,662

Total acquirers (ii)	—	—	—	—	295,148	—	—	—	—	160,010

Other current	—	—	—	—	596,220	—	—	—	—	397,746
Other non-current	—	—	—	—	33,570	—	—	—	—	29,943

Total other (iii)	—	—	—	—	629,790	—	—	—	—	427,689

Total accounts receivable	5,348,235	8,194,244	627,463	981,661	16,076,540	3,532,521	5,201,847	593,858	591,190	10,507,115

(i)	Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil's contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment.
(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	Other accounts receivable: Mainly related to loans and credit card receivables with our customers, this amount is presented net of the expected credit losses.
(iv)	Refers to other pulverized receivables from legal obligors.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

8.    Accounts receivable (Continued)
The maturity analysis of accounts receivable is as follows:

	December 31, 2020	December 31, 2019

Due within 30 days	6,951,315	4,901,532
Due within 31 to 120 days	6,129,039	3,924,348
Due within 121 to 180 days	1,509,449	869,207
Due within 181 to 360 days	1,453,167	782,092
Due after 360 days	33,570	29,943
	16,076,540	10,507,122
9.    Taxes Recoverable

	December 31, 2020	December 31, 2019

Income tax and Social contribution (i)	223,057	95,926
Social integration program (ii)	151,165	46,349
Value-added tax on sales and services (iii)	14,646	29,021
Other	107	265
	388,975	171,561

(i)	Refers to the income tax and social contribution, the increase is mainly related to withholding taxes from FIDC quotas redeemed in 2020.
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices.
10.    Related-party balances and transactions
The PagSeguro Group is controlled by UOL (incorporated in Brazil).
i)Balances and transactions with related parties

	December 31, 2020	December 31, 2019
	Payables	Payables

Immediate parent
UOL - sales of services (a)	15,720	10,575
UOL - shared service costs (b)	12,539	4,229
UOL – Deposits (c)	11,391	—
Affiliated companies
UOL Diveo - sales of services (d)	10,218	3,117
Transfolha Transportadora e Distribuição Ltda.	1,933	1,440
Others	6,535	2,826
	58,336	22,187

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Certificate of deposits (CD) acquired by UOL in 2020 from BancoSeguro.
(d)	Sale of services from the affiliated company UOL Diveo related to cloud services.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

10.    Related-party balances and transactions (continued)
All transactions with related parties are performed under market conditions, including the CD interest rates and payment terms.
ii)    Balances and transactions with related parties

	For the year ended December 31,
	2020		2019		2018
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - sales of services (a)	2,878	37,844	2,520	51,033	2,233	52,115
UOL - shared service costs (b)	—	177,253	—	168,097	—	133,589
UOL - deposits (c)	—	2,970	—	—	—	—

Affiliated companies
UOL Diveo - sales of services (d)	—	49,665	—	36,790	—	26,943
Transfolha Transportadora e Distribuição Ltda.	—	23,571	—	17,209	374	18,889
Others	603	2,926	35	1,035	561	588
	3,481	294,229	2,555	274,164	3,168	232,124

(a)	Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(b)
Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses. The increase in the balance refers mainly to payroll related to LTIP.

(c)	Expenses are related to UOL purchase of BancoSeguro's Certificate of Deposits (CD).
(d)	UOL Diveo expenses are related to cloud services.
ii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the twelve-month period ended December 31, 2020 amounted to R$104,568 (December 31, 2019 - R$126,749 and R$99,331 in 2018, respectively).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

11.    Business combinations
On January 4, 2019, PagSeguro Digital acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business, resulting in the recognition of goodwill of R$12,611. The purchase price allocation was completed in 2019.
On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$19. The initial consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments. The purchase price allocation was completed in June, 2020, which included the recognition of two separately identified intangible assets with a fair value of R$1,510 and R$127, related to software and non-compete agreement, respectively, and R$68 related to contingencies, resulting in the recognition of goodwill of R$1,450.
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$171,946. The initial consideration paid in cash amounted to R$307,855 and the remaining portion in amount of R$50,754 was recognized in other liabilities and will be paid later. The preliminary purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$128,157, which is attributable mainly to operational synergy and cost reductions. The PPA was calculated using budget for the period of five years and a long-term growth rate based on the estimative of gross domestic product ("GDP") plus the estimative of growth of GDP of services (fluctuating from 5,7% to 6,3% per year) applying these metrics to project future cash flows and using discount rate based on WACC (fluctuating from 11,7% to 13,3% per year).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

11.    Business combinations (continued)
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products and services for our digital ecosystem. The fair value of assets and liabilities of CDS, Zygo and Moip was as follows:

Fair value of assets and liabilities acquired	December 31, 2020	December 31, 2019

Cash and cash equivalents acquired	38,385	44,568
Accounts receivable acquired	537,570	—
Financial investments acquired	177,772	—
Other Assets acquired	30,988	107
Payables to third parties assumed	(566,244)	—
Other liabilities assumed	(42,263)	(436)
Customer portfolio and others	58,506	2,605
Value of net assets	234,714	46,844
Goodwill	134,274	15,925
Purchase cost	368,988	62,769
Consideration for the purchase settled in cash	315,287	61,115
Cash and cash equivalents at the subsidiary acquired	(38,385)	(44,568)
Amount paid on acquisitions less cash and cash equivalents acquired	276,902	16,547
12.    Property and equipment
a)    Property and equipment are composed as follows:

	December 31, 2020
	Cost	Accumulated depreciation	Net

Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,403
Buildings Leasing (ii)	79,889	(12,623)	67,266
Other	22,115	(6,012)	16,103
	2,060,974	(258,361)	1,802,613

	December 31, 2019
	Cost	Accumulated depreciation	Net

Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (i)	371,741	(28,512)	343,229
Other	12,506	(2,283)	10,223
	449,363	(49,373)	399,990

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

12.    Property and equipment (continued)
b)    The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

At December 31, 2018
Cost	23,334	44,757	—	10,516	78,607
Accumulated depreciation	(7,815)	(3,096)	—	(592)	(11,503)
Net book value	15,519	41,661	—	9,924	67,104

At December 31, 2019
Cost
Purchases	45,959	327,766	—	2,081	375,806
Disposals	(4,177)	(782)	—	(91)	(5,050)
Depreciation	(10,763)	(25,416)	—	(1,691)	(37,870)
Net book value	46,538	343,229	—	10,223	399,990

At December 31, 2019
Cost	65,116	371,741	—	12,506	449,363
Accumulated depreciation	(18,578)	(28,512)	—	(2,283)	(49,373)
Net book value	46,538	343,229	—	10,223	399,990

At December 31, 2020
Cost	12,297	1,509,815	79,889	9,609	1,611,611
Purchases	10,820	1,519,280	79,715	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	374	857	5,894	10,112
Depreciation	(16,994)	(175,642)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1,000)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(101)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613

At December 31, 2020
Cost	77,413	1,881,556	79,889	22,115	2,060,974
Accumulated depreciation	(35,572)	(204,154)	(12,623)	(6,012)	(258,360)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613

(i)	Net book value of machinery and equipment includes R$1,835,928 of POS devices (R$367,876, as of December 31, 2019), which are amortized over 5 years. The depreciation of POS devices in the twelve-month period ended December 31, 2020, amounted to R$172,519 (R$25,237 in the twelve-month period ended December 31, 2019).
(ii)	As described in Note 2.20, the Company recognized in 2020 the right of use of a building in the amount of R$ 79,715 and a corresponding liability in the same amount. The administrative (depreciation) twelve-month period ended December 31, 2020 is R$12,227. In addition, the lease liability in the amount of R$72,056 as of December 31, 2020 is disclosed as Other liabilities.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

13.     Intangible assets
a)Intangible assets are composed as follows:

	December 31, 2020
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,257	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,784	(771)	62,014
	1,654,770	(531,150)	1,123,620

	December 31, 2019
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill (ii)	54,858	—	54,858
Other	4,586	(585)	4,001
	905,661	(316,108)	589,553

(i)	The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)	The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí, Zygo and Moip.
The amount of goodwill is mainly represented by the acquisition of MOIP (note 11). Management has reviewed the assumptions applied in the preliminary purchase price allocation prepared at the date of the transaction and no significant variances were observed from that date to December 31, 2020.
For the goodwill originated by other acquisitions we tested the recoverability using budgets for the period of five years for these companies and a long-term growth rate based on the estimative of gross domestic product (3,34% in 2021, 2,51% in 2022, 2,44% in 2023 and 2,49% in 2024) and inflation rates (3,01% in 2021, 3,39% in 2022, 3,33% in 2023 and 3,27% in 2024) applying these metrics to project future cash flows and using discount rate based on WACC (fluctuating from 6% to 13% per year) calculated by each one of Companies with goodwill.
Based on these assessments, Management concluded that the book balances recorded on December 31, 2020 of the respective assets are recoverable, since the estimated value for UGC was higher than its book value and, therefore, no provision for impairment of intangible assets was accounted for.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (continued)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

At December 31, 2018
Cost	462,282	17,227	40,574	1,981	522,064
Accumulated amortization	(211,929)	(4,073)	—	(448)	(216,450)
Net book value	250,353	13,154	40,574	1,533	305,614

At December 31, 2019
Cost
Additions	326,771	42,517	—	—	369,288
Disposals	(2,724)	(1,497)	—	—	(4,221)
Acquisition of subsidiary	1,641	—	14,284	2,605	18,530
Amortization
Amortization	(90,102)	(9,419)	—	(137)	(99,658)
Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)
Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2020
Cost	531,091	45,010	114,809	58,198	749,109
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(186)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,057)
Net book value	817,742	74,196	169,667	62,014	1,123,620

At December 31, 2020
Cost	1,319,061	103,257	169,677	62,784	1,654,770
Accumulated amortization	(501,320)	(29,061)	—	(771)	(531,151)
Net book value	817,742	74,196	169,677	62,014	1,123,620

(i)	Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio), note 11.
(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)	Relates to intangible assets from MOIP, ZYGO and CDS, which were acquired in 2020.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

14.    Payables to third parties
Payables to third parties, in the amount of R$10,101,510 on December 31, 2020 (2019 – R$5,326,290) correspond mainly to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied, the increase in the balance is directly related to the increase of these amounts that we need to pay to merchants due to increase in total transactions. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days. The amount of R$ 739,951 (R$1,187,609, as of December 31, 2019) are the balance of transactions settled on merchant's payment account and it is available to be used by them.
15. Deposits
Refers to certificate deposit operated by Pagseguro Group initiated in 2020.

	Interest rate (P.A.)	December 31, 2020	December 31, 2019

Certificate of Deposit	164% of CDI	604,916	—
Corporate Securities	158% of CDI	161,170	—
		766,086	—

Current		571,995
Non-Current		194,091
The maturity analysis of deposits is as follows:

	December 31, 2020	December 31, 2019

Due within 30 days	5,231	—
Due within 31 to 120 days	77,812	—
Due within 121 to 180 days	53,000	—
Due within 181 to 360 days	435,952	—
Due to 361 days or more days	194,091	—
	766,086	—

16.    Salaries and social charges

	December 31, 2020	December 31, 2019

Profit sharing (i)	80,665	50,473
Salaries payable (ii)	—	8,045
Social charges	24,776	9,416
Payroll accruals	53,264	27,503
Payroll taxes (LTIP)	11,029	7,323
Other	5,464	4,053
	175,198	106,812

(i)	Relates to employees' bonuses on goals achieved.
(ii)	PagSeguro changed in 2020 the salary payment policy to the last day of the month.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

17.    Taxes and contributions

	December 31, 2020	December 31, 2019
Taxes
Services tax and other (i)	157,066	223,529
Value-added tax on sales and services (ii)	29,678	31,400
Social integration program (iii)	24,984	22,216
Social contribution on revenues (iii)	153,626	136,682
Income tax and social contribution (iv)	6,336	726
Other	8,841	4,489
	380,531	419,042

	December 31, 2020	December 31, 2019
Judicial deposits (v)
Services tax (i)	(150,121)	(108,026)
Value-added tax on sales and services (ii)	(29,114)	(31,028)
Social integration program (iii)	(24,498)	(21,804)
Social contribution on revenues (iii)	(150,756)	(134,180)
	(354,489)	(295,038)
	26,042	124,004

(i)	PagSeguro reversed R$84,294 in June 2020, based on the review of assessment related to the taxation of PIS/COFINS on financial income.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of POS devices.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i", "ii" and "iii" above.
18.    Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	December 31, 2020	December 31, 2019

Civil	23,238	9,152
Labor	5,566	2,697
	28,804	11,849
Current	17,063	11,849
Non-Current	11,741	—
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on December 31, 2020, totaling approximately R$165,862 (December 31, 2019 - R$67,401). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. Below we demonstrate the movements of the provision for contingencies in the twelve-month period ended December 31, 2020:

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

18.    Provision for contingencies (continued)

At December 31, 2018	7,004
Accrual	8,227
Settlement	(4,822)
Interest	1,440

At December 31, 2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
At December 31, 2020	28,804
19.    Income tax and social contribution
a)    Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets	Other temporary differences liabilities (ii)	Total

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)
Included in the statement of income	47,223	3,445	(78,032)	44,482	(560,378)	(543,260)
Other	—	—	—	44,436	—	44,436
At December 31, 2019	50,134	5,618	(161,211)	153,633	(679,123)	(630,949)
Included in the statement of income	17,446	(721)	(117,073)	29,462	(348,666)	(419,552)
Other	1,259	—	313	(276)	(94)	1,202
At December 31, 2020	68,839	4,897	(277,971)	182,819	(1,027,883)	(1,049,299)
Deferred tax asset						83,296
Deferred tax liability						(1,132,595)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(ii)	The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company expects to realize the deferred tax assets recognized over tax losses on December 31, 2020 during the next 10 years. As of December 31, 2020, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.
b)    Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for twelve-month periods ended December 31, 2020, 2019 and 2018:

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

19. Income tax and social contribution (continued)

	For the year ended December 31,
	2020	2019	2018

Profit for the period before taxes	1,774,691	1,912,539	1,217,623
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(603,395)	(650,263)	(413,992)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and donations	(7,175)	(814)	(352)
R&D and technological innovation benefit - Law 11.196/05 (i)	134,247	86,665	58,893
Taxation of income abroad	504	(302)	45,008
Other additions (exclusions)	(6,572)	19,200	3,309

Income tax and social contribution expense	(482,391)	(545,514)	(307,134)

Effective rate	27%	29%	25%
Income tax and social contribution – current	(62,840)	(24,471)	(180,884)
Income tax and social contribution – deferred	(419,551)	(521,043)	(126,331)

(i)
Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 13.

20.    Equity
a)    Share capital
On December 31, 2020, share capital is represented by 329,016,372 common shares, per value of US$0.000025. Share capital is composed of the following shares for the Twelve-month period ended December 31, 2020:

December 31, 2018 shares outstanding	327,788,874
Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)
December 31, 2019 shares outstanding	328,855,412

Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the twelve-month period ended December 31, 2020, the Company recognized LTIP expense in the total amount of R$3,834 (R$38,992 in the twelve-month period ended December 31, 2019).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

20.    Equity (Continued)
c)    Share based long-term incentive plan (LTIP and LTIP goals)
On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary's employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary's LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.
The unvested portions of each beneficiary's LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the twelve-month period ended December 31, 2020, the Company recognized in equity, costs related to the LTIP and LTIP goals in the total amount of R$75,218 (R$93,369 and R$299,037 in the twelve-month period ended December 31, 2019 and 2018, respectively). As of December 31, 2020, the amount of R$11,029 was accounted for LTIP social charges (note 16) and the expected amount of cash disbursement with withholding income tax in 2021 is R$41,397.
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. On December 31, 2020 total shares granted were 6,960,139 (1,058,509 shares in the twelve-month period ended December 31, 2020) and the total shares issued were 5,149,671.
d)    OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$959 in the twelve months ended on December 31, 2020 (negative value in R$425 as of December 31, 2019 and positive value in R$208 as of December 31, 2018). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 5 was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of December 31, 2020 totaled R$306 (R$278 in twelve-month period ended December 31, 2020).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

20.    Equity (Continued)
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of December 31, 2020 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2019) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2019).
e)    Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the Twelve-month period ended December 31, 2020, 2019 and 2018:

	Shares	Amount
Repurchase shares
2018 (i)	503,642	39,532
2019 (ii)	15,000	1,735
2020 (iii)	547,543	44,775
Distributed shares to the LTIP
2020	(897,549)	(72,433)
Treasury Shares	168,636	13,609

(i)	average price of US$20.09 per share
(ii)	average price of US$28.14 per share
(iii)	average price of US$16.13 per share
21.    Earnings per share
a)    Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the twelve-month periods ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018

Profit attributable to stockholders of the Company	1,291,658	1,365,597	909,267
Weighted average number of outstanding common shares (thousands)	329,292,240	328,169,609	317,647,562
Basic earnings per share - R$	3.9225	4.1613	2.8625

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

21.    Earnings per share (continued)
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended December 31,
	2020	2019	2018

Profit used to determine diluted earnings per share	1,291,658	1,365,597	909,267
Weighted average number of outstanding common shares (thousands)	329,292,240	328,169,609	317,647,562
Weighted average number of shares under options	—	—	2,581,716
Weighted average number of shares that would have been issued at average market price	521,937	1,090,047	(2,102,607)
Weighted average number of common shares for diluted earnings per share (thousands)	329,814,177	329,259,656	318,126,671
Diluted earnings per share - R$	3.9163	4.1475	2.8582
22.    Total revenue and income

	For the year ended December 31,
	2020	2019	2018

Gross revenue from transaction activities and other services (i)	5,059,463	3,862,627	2,638,103
Gross revenue from sales (ii)	—	243,728	513,795
Gross financial income (iii)	2,193,963	2,054,430	1,464,877
Other financial income (iv)	128,594	126,404	278,445
Total gross revenue and income	7,382,020	6,287,189	4,895,220

Deductions from gross revenue from transactions activities and other services (v)	(550,744)	(486,559)	(371,000)
Deductions from gross revenue from sales (ii)	—	(69,502)	(139,183)
Deductions from gross financial income (vi)	(16,603)	(23,919)	(50,345)
Total deductions from gross revenue and income	(567,347)	(579,981)	(560,528)
Total revenue and income	6,814,673	5,707,209	4,334,692

(i)	In the twelve-month period ended December 31, 2020, R$140,803 corresponds to membership fee (R$8,815 in the twelve-month period ended December 31, 2019)
(ii)	On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)	Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)	Deductions consist of transactions taxes. Additionally, in the twelve-month period ended December 31, 2020, R$13,314 (R$815 in the twelve-month period ended December 31, 2019) correspond to membership fee taxes.
(iv)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

23.    Expenses by nature

	For the year ended December 31,
	2020	2019	2018

Transactions costs (i)	(2,773,436)	(1,815,374)	(1,246,480)
Cost of goods sold (ii)	—	(463,293)	(567,807)
Marketing and advertising	(510,840)	(476,466)	(375,519)
Personnel expenses (iii)	(619,137)	(399,104)	(546,826)
Financial expenses (iv)	(109,232)	(38,138)	(31,209)
Chargebacks (v)	(288,309)	(200,633)	(71,491)
Depreciation and amortization (vi)	(376,335)	(128,348)	(95,363)
Other	(362,693)	(273,314)	(182,374)
	(5,039,982)	(3,794,670)	(3,117,069)
Classified as:
Cost of services	(3,772,298)	(2,236,066)	(1,510,770)
Cost of sales	—	(526,021)	(633,929)
Selling expenses	(617,463)	(565,170)	(351,439)
Administrative expenses	(563,893)	(427,366)	(581,668)
Financial expenses	(109,232)	(38,138)	(31,209)
Other income (expenses), net	22,904	(1,909)	(8,054)
	(5,039,982)	(3,794,670)	(3,117,069)

(i)	In the Twelve-month period ended December 31, 2020, the increase is mainly represented by R$186,492 (R$83,374 in the twelve-month periods ended December 31, 2019) related to taxes paid on intercompany sale of POS devices and the amount of R$172,422 (R$120,870 in the twelve-month periods ended December 31, 2019) related to other costs, mainly freight, maintenance of POS devices and storage. Additionally, in the twelve-month periods ended December 31, 2020, costs in the amount of R$1,680,441 (R$1,390,600 and R$1,037,376 in the twelve-month periods ended December 31, 2019 and 2018), are related to interchange with the card issuers costs and the costs in amount of R$432,361 (R$292,629 and R$125,367 in the twelve-month periods ended December 31, 2019 and 2018), are related to card scheme fees.
(ii)	On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)	Includes R$207,012, R$156,273 and R$264,179 of compensation expenses related to the LTIP, LTIP goals and LTIP social charges for the twelve-month period ended December 31, 2020, 2019 and 2018, respectively.
(iv)	Relates mainly to the early payment of receivables, which in the twelve-month period ended December 31, 2020 amounted to R$49,205 (R$20,570 and R$1,476 in the twelve-month periods ended December 31, 2019 and 2018) and interest of deposits in the twelve-month period ended December 31, 2020 amounted to R$43,616.
(v)	Chargebacks refer mainly to losses recognized during the period related to fraud on card processing operations, as detailed in Note 25.
(vi)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2020	2019	2018

Depreciation
Cost of sales and services (i)	(187,284)	(33,421)	(4,012)
Selling expenses	(25)	(28)	(13)
Administrative expenses	(17,319)	(4,421)	(1,760)
	(204,628)	(37,870)	(5,785)
Amortization
Cost of sales and services	(174,943)	(97,765)	(97,856)
Administrative expenses	(4,709)	(1,892)	(795)
	(179,652)	(99,657)	(98,651)
PIS and COFINS credits (ii)	7,945	9,179	9,073
Depreciation and amortization expense, net	(376,335)	(128,348)	(95,363)

(i)	The depreciation of POS in the twelve-month period ended December 31, 2020, amounted to R$172,519 (R$15,490 in the twelve-month period ended December 31, 2019).
(ii)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

24. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2020	December 31, 2019
Financial assets
Amortized cost:
Cash and cash equivalents	1,640,065	1,403,955
Accounts receivables	16,076,540	10,507,122
Other receivables	164,805	84,099
Judicial deposits	7,449	5,651
Investment	16,400	1,500

Fair value through other comprehensive income
Financial investments	979,837	1,349,666
	18,885,096	13,351,993

	December 31, 2020	December 31, 2019
Financial liabilities
Amortized cost:
Payables to third parties	10,101,510	5,326,290
Trade payables	335,539	256,281
Trade payables to related parties	58,336	22,187
Other liabilities	159,198	4,579
Deferred revenue	213,555	68,550
Deposits	766,086	—
Fair value through profit or loss
Contingent consideration (included in other liabilities)	—	15,800
	11,645,255	5,693,687

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2020. For this analysis, the Group adopted as a probable scenario for the future interest rates of 3.5% for the CDI (increase of 75%). As a result, financial income (with respect to financial investments) and financial expense (with respect to deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (2%)	Probable scenario with increase of 75% (to 3.5%)

Financial investments	100% CDI	979,837	19,597	34,294
Deposits	160% CDI	766,086	(24,515)	(42,901)
Total			(4,918)	(8,607)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. As of December 31, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to foreign exchange risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2020, and December 31, 2019, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro's expenses with chargeback as disclosed in note 23, remain stable compared with the growth of our TPV.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i) Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring;

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management (Continued)
(ii) Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2020, PagSeguro Group held cash and cash equivalents of R$1,640,065 (R$1,403,955 on December 31, 2019).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

At December 31, 2020
Payables to third parties	8,348,127	1,146,135	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46.945	5.063	6,328	—
Deposits	5,231	77,812	53,000	435,952	194,091

At December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	—
Trade payables	235,838	19,472	—	600	371
Trade payables to related parties	—	22,187	—	—	—

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

26. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
The PagSeguro Group had no loans on December 31, 2020, and December 31, 2019. Therefore, no gearing ratio is presented.
27. Non-cash Transactions

	For the year ended December 31,
	2020	2019	2018
Non-cash operation activities
Distribution of LTIP with treasury shares	72.433	—	—
Transfer of POS from inventory to property and equipment	—	(42.429)	—

Non-cash investing activities
MTM of financial investments	(278)	(28)	—
Property and equipment acquired through lease	79.031	—	—
Unpaid consideration for acquisitions	68.701	1.961	2.528

Non-cash financing activities
Unpaid consideration for acquisition of non-controlling shares	—	1.574	—
28. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2020:

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

28. Fair value measurement (continued)

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	16,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086
Deferred revenue	—	213,555
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.
Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the twelve-month period ended December 31, 2020.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

29. Events after the reporting period
In January, 2021, PagSeguro Group submitted a request for Brazilian Central Bank approval of a corporate reorganization involving certain of its subsidiaries. The entities Net+Phone, Boa Compra, BCPS, R2TECH, BIVA and CDS will be spun off from PagSeguro Brazil and incorporated as subsidiaries of PagSeguro Digital's direct subsidiary, PagSeg. The subsidiaries TILIX, YAMÍ and ZYGO will be spun off from PagSeguro Brazil and incorporated as subsidiaries of PagBank. Additionally, Boa Compra incorporated R2Tech and Biva Serv incorporated BIVA. As a result, following regulatory approval, the PagSeguro Group organizational structure will reflect that:
•PagSeguro Digital subsidiaries will include PagSeguro Brazil, BS Holding and PagSeg.
•PagSeguro Brazil subsidiaries will include Biva Sec, FIDC, RegistraSeguro and MOIP.
•Bs Holding subsidiary will include BancoSeguro.
•PagSeg subsidiaries will include Net+Phone, Boa Compra, BCPS, Biva Serv, CDS and PagBank.
•PagBank subsidiaries will include TILIX, YAMÍ and ZYGO.
PagSeguro Brazil, MOIP and BancoSeguro are subject to the Brazilian Central Bank regulation and supervision. The proposed PagSeguro Group reorganization is intended to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one. This reorganization requires Brazilian Central Bank approval before implementation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  February 25, 2021

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Co-Chief Financial and Investor Relations Officer

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Co-Chief Financial and Investor Relations Officer, Chief Accounting Officer